Schedule A
to the
Administration Agreement
between
World Funds Trust (the “Trust”)
and
Commonwealth Shareholder Services, Inc. (“CSS”)

Dated as of July 20, 2012

Compensation to be Paid to CSS:

A.	For the performance of Blue Sky matters, CSS shall be paid at the rate of $75 per hour of actual time used.

B.	For shareholder servicing, CSS shall be paid at the rate of $50 per hour of actual time used.

C.
For compliance services related to the administration, transfer agency and underwriting services provided to the funds, CSS shall be paid monthly at the annual rate of $12,000 per fund on funds with assets ranging from $0.00 million to $50 million; $18,000 per fund on funds with assets greater than $50 million but less than $250 million; and $24,000 on funds with assets greater than $250 million.  CSS reserves the right to waive this fee.

D.	For all other administration, CSS shall be paid an asset-based administrative fee, computed daily and paid monthly, at the following annual rates based on the average daily net assets of each Fund:

Name of Fund	Administrative Services Fee

Perkins Discovery Fund
10 basis points per annum on the average daily net assets on assets up to $100 million, payable monthly with a minimum annual fee of $30,000.  0.07% on assets from $100 million to $250 million, and 0.06% on assets greater than $250 million.